FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 7 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2009

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Vera Nicholas-Gervais
Head of the Provincial
Territorial and Parliamentary Affairs Section
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2009 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (j)	2010-11 First Quarter Ontario Finances

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO (Name of registrant)
August 13, 2010	By: /s/ Irene Stich
Name: Irene Stich Title: Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

EXHIBIT INDEX

Exhibit (j):	2010-11 First Quarter Ontario Finances

EXHIBIT (j)

2010-11 First Quarter Ontario Finances

ONTARIO FINANCES
2010–11 First Quarter	Quarterly Update – June 30, 2010	Ministry of Finance

Fiscal Summary			2010–11
($ Millions)	Interim 2009–10	Budget Plan	Current Outlook	In-Year Change
Revenue	96,409	106,867	106,881	14
Expense
Programs	108,809	115,896	115,896	–
Interest on Debt1	8,930	9,961	9,961	–
Total Expense	117,739	125,857	125,857	–
Reserve	–	700	700	–
Surplus / (Deficit)	(21,330)	(19,690)	(19,677)	14
1 Interest on debt is net of interest capitalized during construction of tangible capital assets of $109 million in 2009–10 and $212 million in 2010–11. Note: Numbers may not add due to rounding.

2010–11 Fiscal Outlook
The 2010 Ontario Budget outlined a plan to eliminate the deficit by 2017–18. The government remains committed to managing spending, eliminating the deficit and securing the Province’s long-term financial sustainability.

First-quarter results indicate the Province is on track to meet the projected $19.7 billion deficit in 2010–11 as outlined in the 2010 Budget.

The Province’s revenue outlook projects a slight increase from the outlook presented in the 2010 Budget. This is a net result of two revenue items: the first reflecting the Province’s share of tobacco settlement claims; and the second related to the ongoing costs of continuing the retail sales tax exemption for Ontario Status Indians under the Harmonized Sales Tax. The total expense outlook remains unchanged from the 2010 Budget Plan — a reflection of the Province’s commitment to hold the line on program expense growth.

Economic forecasts for Ontario have improved since the 2010 Budget, although concerns remain about the robustness of the global economic recovery and hence the strength of the recovery in Ontario. In order to maintain its prudent approach to fiscal management, the government has maintained the full reserve and remaining contingency funds to help protect against adverse changes to the 2010–11 fiscal outlook.

Final results for 2009–10 will be updated in the Public Accounts later this summer. Further details on the Province’s fiscal plan will be provided in future fiscal updates.

For further information contact
Communications and Corporate Affairs Branch
(416) 325-0333
Frost Building North, Queen’s Park
Toronto M7A 1Z1
This document is available on the Internet at: http://www.fin.gov.on.ca/en/budget/finances/2010/

Ce rapport est disponible en français
Pour plus de renseignements contactez
Direction des communications et des
affaires ministérielles, (416) 325-0333
Édifice Frost Nord, Queen’s Park, Toronto M7A 1Z1
© Queen’s Printer for Ontario, 2010

Ontario Finances	Details of In-Year Changes

FISCAL PERFORMANCE
Revenue at $106.9 Billion
The 2010–11 revenue outlook, at $106,881 million, is $14 million above the 2010 Budget forecast. Changes to the revenue outlook in the first quarter include:
♦ An increase of $76 million in Government of Canada transfers representing Ontario’s share of civil settlement agreements entered into, on April 13, 2010, by federal, provincial and territorial governments with tobacco manufacturers JTI Macdonald Corp. and R.J. Reynolds Tobacco Company to resolve potential civil claims related to the movement of contraband tobacco in the early 1990s.

♦ A decrease of $62 million in Taxation Revenue related to the ongoing costs of continuing the retail sales tax exemption for Ontario Status Indians under the Harmonized Sales Tax.

There are considerable risks around the revenue outlook. The principal risk is the strength of the economic recovery. Recent data and private-sector forecasts suggest upside risks to the 2010 economic growth outlook presented in the 2010 Budget. There are, however, concerns about the robustness of the global economic recovery. The Ministry of Finance will continue to monitor economic and revenue performance and will provide further details in future fiscal updates.

Total Expense at $125.9 Billion
The 2010–11 total expense outlook, at $125,857 million, is unchanged from the 2010 Budget forecast. Ministry program expense changes this quarter include:
♦ Ministry of Children and Youth Services: A decrease of $0.9 million to support the transfer of child care policy and program responsibilities to the Ministry of Education.
♦ Ministry of Education: An increase of $0.9 million to support the transfer of child care policy and program responsibilities from the Ministry of Children and Youth Services.
♦ Ministry of Municipal Affairs and Housing: An increase of $1.0 million to provide special assistance to Leamington-area communities for cleanup and reconstruction costs due to June tornado damage.
♦ Operating Contingency Fund: A decrease of $1.0 million to offset the increase in operating expense within the Ministry of Municipal Affairs and Housing.
Projected interest on debt expense for the year is unchanged from the 2010 Budget.
Reserve at $0.7 Billion
The current fiscal outlook maintains the $0.7 billion reserve included in the 2010 Budget to protect the fiscal plan against further adverse changes in the Province’s revenue and expense, and to help achieve the government’s fiscal targets.

Ontario Finances	Fiscal Performance

Review of Selected Financial and Economic Statistics1 ($ Millions)
	2006–07	2007–08	2008–09	Interim 2009–102	Current Outlook 2010–11
Revenue	96,640	103,579	96,933	96,409	106,881
Expense
Programs	85,540	94,065	94,776	108,809	115,896
Interest on Debt3	8,831	8,914	8,566	8,930	9,961
Total Expense	94,371	102,979	103,342	117,739	125,857
Reserve	–	–	–	–	700
Surplus / (Deficit)	2,269	600	(6,409)	(21,330)	(19,677)
Net Debt4,5	150,618	153,188	165,864	193,226	219,978
Accumulated Deficit6	106,776	105,617	113,238	134,568	154,245
Gross Domestic Product (GDP) at Market Prices	560,825	584,384	585,838	566,531	591,458
Personal Income	442,945	466,229	478,834	476,481	492,205
Ontario Population (000s) – July 1	12,665	12,795	12,936	13,069	13,220
Net Debt per Capita (dollars)	11,892	11,973	12,822	14,785	16,639
Personal Income per Capita (dollars)	34,973	36,439	37,015	36,458	37,231
Total Expense as a per cent of GDP	16.8	17.6	17.6	20.8	21.3
Interest on Debt as a per cent of Revenue	9.1	8.6	8.8	9.3	9.3
Net Debt as a per cent of GDP	26.9	26.2	28.3	34.1	37.2
Accumulated Deficit as a per cent of GDP	19.0	18.1	19.3	23.8	26.1
1 Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget.
2 Starting in 2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
3 Interest on debt is net of interest capitalized during construction of tangible capital assets of $109 million in 2009–10 and $212 million in 2010–11.
4 Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the surplus/deficit of the Province plus the change in non-financial assets and, effective April 1, 2007, the change in the fair value of the Ontario Nuclear Funds.
5 Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges consistent with Public Sector Accounting Board standards. For comparative purposes, Net Debt has been restated from 2006–07 to 2008–09 to conform with this revised presentation.
6 Accumulated Deficit is calculated as the difference between liabilities and total assets. The annual change in the Accumulated Deficit is equal to the surplus/deficit plus the change in the fair value of the Ontario Nuclear Funds. For further information please visit www.fin.gov.on.ca/en/budget/paccts/2009.
Sources: Ontario Ministry of Finance and Statistics Canada.

Ontario Finances	Ontario Economic Outlook

Ontario Economic Outlook
The economic recovery is well under way in Ontario. The outlook for 2010 has improved since the March Budget reflecting stronger-than-expected growth in consumer spending and exports. As of August 6, 2010, private-sector forecasters, on average, project Ontario real GDP to increase by 3.9 per cent in 2010, up from a 3.0 per cent increase at the time of the 2010 Budget. The Ministry of Finance’s assumption for real GDP growth in the 2010 Budget (a 2.7 per cent increase) was below the average private-sector forecast at that time. However, there are significant risks concerning global growth and, in particular, the sustainability and strength of the U.S. recovery. As a result, private-sector forecasts for Ontario real GDP growth in 2011 have declined from 3.2 per cent at the time of the Budget to 2.8 per cent currently. The Ministry of Finance assumption for real GDP growth for 2011 was the same as the private-sector average at that time.

Ontario Finances	Economic Performance

Ontario Real GDP
♦  In the first calendar quarter of 2010, Ontario GDP grew at an annualized rate of 6.2 per cent, the third consecutive quarterly gain. Real GDP in the first quarter was just 0.9 per cent below its pre-recession level. The first-quarter growth was broadly based with exports and spending by households, businesses, and government all providing support for the increase in real GDP. Ontario businesses increased inventories by $1.1 billion ($2002) in the quarter, contributing more than 40 per cent of the first quarter GDP gain.

Labour Market
♦  In July 2010, employment decreased by 15,000 net jobs, following six consecutive monthly gains. Ontario employment has increased by 205,500 net jobs since May 2009, regaining the majority of the jobs lost during the recession.

♦ The unemployment rate rose to 8.5 per cent from 8.3 per cent in June, after averaging 9.0 per cent in 2009.
Retail Sales
♦  Ontario retail sales edged up 0.1 per cent in May, following a 1.4 per cent drop in April, and have essentially recovered to their pre-recession level. On a year-to-date basis, sales are up 5.7 per cent compared with the first five months in 2009.

Inflation
♦ The Ontario Consumer Price Index (CPI) inflation rate was 1.6 per cent (year-to-year) in June. Gasoline prices were lower for the first time since October 2009, decreasing 3.2 per cent year-to-year.
Housing Market
♦  Ontario home resales decreased 10.3 per cent to 14,485 units in June, down for the third month in a row. Over the first six months of 2010, home resales are up 19.1 per cent from recessionary lows in 2009. The average price of an Ontario resale home was $342,427 in June, up 5.2 per cent from a year earlier.

♦  Ontario housing starts dropped 15.7 per cent to 56,200 units in June (seasonally adjusted annual rate), following two consecutive monthly increases. Over the first six months of 2010, urban-area housing starts are up 34.2 per cent, compared to the same period in 2009.

Manufacturing Sales and International Exports
♦  Ontario manufacturing sales increased 1.5 per cent in May to $20.9 billion, the fifth monthly gain in six months. On a year-to-date basis, manufacturing sales are up 15.0 per cent over the first five months of 2010 compared to the same period in 2009.

♦  In May, the value of Ontario international exports (on a customs basis) advanced 9.9 per cent to $12.6 billion while imports increased 5.7 per cent to $19.8 billion1. Over the first five months of 2010, Ontario international exports are up 12.8 per cent while imports are up 11.1 per cent compared to the same period in 2009.

1 Seasonally adjusted by the Ontario Ministry of Finance.

Ontario Finances	Economic Trends and Performance

Key Economic Indicators (Per cent change from previous period, unless indicated otherwise)
		Annual	Annual	Quarterly
		2008	2009	09:1	09:2	09:3	09:4	10:1
Output (Seasonally Adjusted)
Real GDP	Ontario	(0.6)	(3.0)	(1.9)	(0.9)	0.4	1.7	1.5
Nominal GDP	Ontario	0.2	(3.3)	(2.0)	(0.4)	0.8	2.5	2.3

		Annual	Annual	Monthly 2010
		2008	2009	Feb	Mar	Apr	May	Jun
Other Indicators (Seasonally Adjusted)
Labour Markets
Labour Force (Change in 000s)		111.0	20.6	(1.4)	(7.7)	40.7	28.1	20.7
Employment (Change in 000s)		93.5	(161.2)	7.1	10.3	40.5	17.7	60.3
Unemployment Rate (%)		6.5	9.0	9.1	8.8	8.8	8.9	8.3
Household Sector
Retail Sales		3.9	(2.5)	0.1	3.4	(1.4)	0.1	N/A
Housing Starts (000s)1		75.1	50.4	72.3	62.4	65.4	66.7	56.2
MLS Home Resales2		(15.2)	8.2	4.2	2.3	(6.3)	(13.0)	(10.3)
Manufacturing Sales
Transportation Equipment		(21.4)	(23.6)	0.1	2.5	0.6	3.5	N/A
Consumer Price Index2		2.3	0.4	1.8	1.4	2.2	1.9	1.6
1 Monthly housing starts are expressed at a seasonally adjusted annual rate.
2 Per cent change from a year earlier.
N/A = Data not available.
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation and Canadian Real Estate Association.

ONTARIO  FINANCES
Financial Tables

Revenue

($ Millions)		2010–11
	Interim 2009–10	Budget Plan	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	24,049	25,942	25,942	–
Sales Tax1	17,410	19,137	19,075	(62)
Corporations Tax	5,381	7,390	7,390	–
Education Property Tax2	5,673	5,316	5,316	–
Employer Health Tax	4,551	4,701	4,701	–
Ontario Health Premium	2,726	2,871	2,871	–
Gasoline Tax	2,365	2,366	2,366	–
Land Transfer Tax	1,022	1,023	1,023	–
Tobacco Tax	1,080	966	966	–
Fuel Tax	646	652	652	–
Beer and Wine Tax (replacing Fees)3	–	414	414	–
Electricity Payments-In-Lieu of Taxes	525	481	481	–
Other Taxes	353	342	342	–
	65,781	71,601	71,539	(62)
Government of Canada
Canada Health Transfer	9,737	10,217	10,217	–
Canada Social Transfer	4,204	4,327	4,327	–
Equalization	347	972	972	–
Infrastructure Programs	969	2,146	2,146	–
Labour Market Programs	1,261	1,207	1,207	–
Social Housing	492	487	487	–
Wait Times Reduction Fund	97	97	97	–
Other Federal Payments	1,458	4,230	4,306	76
	18,565	23,683	23,759	76
Income from Investment in Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,883	1,859	1,859	–
Liquor Control Board of Ontario	1,419	1,465	1,465	–
Ontario Power Generation Inc. and Hydro One Inc.	797	844	844	–
Other Government Enterprises	(1)	(4)	(4)	–
	4,098	4,164	4,164	–
Other Non-Tax Revenue
Reimbursements	1,375	1,095	1,095	–
Vehicle and Driver Registration Fees	1,045	1,067	1,067	–
Electricity Debt Retirement Charge	912	916	916	–
Power Sales	1,436	1,385	1,385	–
Sales and Rentals	645	673	673	–
Other Fees and Licences	710	749	749	–
Beer and Wine Fees (replaced by Tax)3	458	115	115	–
Net Reduction of Power Purchase Contract Liability	348	339	339	–
Royalties	184	195	195	–
Miscellaneous Other Non-Tax Revenue	852	885	885	–
	7,965	7,419	7,419	–
Total Revenue	96,409	106,867	106,881	14
1 Sales Tax in 2010–11 includes Retail Sales Tax and Harmonized Sales Tax. Effective July 1, 2010, the Retail Sales Tax was replaced with a value-added tax and combined with the federal Goods and Services Tax to create a federally administered Harmonized Sales Tax.
2 As described in the 2010 Budget, Education Property Tax revenue, rather than netting against Education expense, is now reported as revenue. These presentation changes are fiscally neutral.
3 Beer and Wine Tax replaces reduced Beer and Wine Fees (–$343 million) and the reduced sales tax on alcohol (–$71 million). There is no net new revenue for the Province.

Total Expense

($ Millions)		2010–11
	Interim 2009–10	Budget Plan	Current Outlook	In-Year Change
Ministry Expense
Aboriginal Affairs	69.0	75.5	75.5	–
Agriculture, Food and Rural Affairs1	1,141.4	1,288.1	1,288.1	–
Attorney General	1,605.6	1,709.8	1,709.8	–
Board of Internal Economy	195.0	195.0	195.0	–
Children and Youth Services	4,455.7	4,667.3	4,666.5	(0.9)
Citizenship and Immigration	104.3	112.4	112.4	–
Community and Social Services	8,673.3	9,263.2	9,263.2	–
Community Safety and Correctional Services	2,257.7	2,690.6	2,690.6	–
Consumer Services	54.4	60.0	60.0	–
Economic Development and Trade	262.3	349.8	349.8	–
Education1	20,636.4	21,363.7	21,364.6	0.9
Energy and Infrastructure1	369.5	683.3	683.3	–
Environment1	362.4	383.0	383.0	–
Executive Offices	35.6	33.1	33.1	–
Finance1	555.7	652.0	652.0	–
Francophone Affairs, Office of	5.1	5.1	5.1	–
Government Services1	1,230.8	1,102.4	1,102.4	–
Health and Long-Term Care	43,083.1	45,352.4	45,352.4	–
Health Promotion1	380.9	408.7	408.7	–
Labour	183.6	192.2	192.2	–
Municipal Affairs and Housing1	693.0	686.4	686.4	–
Natural Resources	624.2	600.1	600.1	–
Northern Development, Mines and Forestry	637.6	857.3	857.3	–
Research and Innovation1	343.8	411.5	411.5	–
Revenue1	1,161.8	1,003.8	1,003.8	–
Tourism and Culture	684.0	715.1	715.1	–
Training, Colleges and Universities1	6,663.4	7,147.2	7,147.2	–
Transportation1	2,110.0	2,294.6	2,294.6	–
Interest on Debt2	8,930.0	9,961.2	9,961.2	–
Other Expense1	10,229.3	12,767.0	12,767.0	–
Year-End Savings3	–	(1,174.5)	(1,174.5)	–
Total Expense	117,738.8	125,857.3	125,857.3	–
1 Details on other ministry expense can be found in the Other Expense table.
2 Interest on Debt is net of interest capitalized during construction of tangible capital assets of $109 million in 2009–10 and $212 million in 2010–11.
3 As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project start-ups and implementation plans.
Note: Numbers may not add due to rounding.

Other Expense

($ Millions)			2010–11
	Interim 2009–10	Budget Plan	Current Outlook	In-Year Change
Ministry Expense
Agriculture, Food and Rural Affairs
Time-Limited Investments in Infrastructure	842.1	1,898.0	1,898.0	–
Time-Limited Assistance	28.5	9.0	9.0	–
Education
Teachers’ Pension Plan1	255.0	525.0	525.0	–
Energy and Infrastructure
Capital Contingency Fund	–	200.0	200.0	–
Environment
One-Time Investments	36.5	–	–	–
Finance
One-Time Automotive Sector Support2	4,000.0	–	–	–
Ontario Municipal Partnership Fund	782.9	645.5	645.5	–
Operating Contingency Fund	50.0	1,840.4	1,839.4	(1.0)
Pension Benefit Guarantee Fund	500.0	–	–	–
Power Purchases	1,436.0	1,385.0	1,385.0	–
Government Services
Pension and Other Employee Future Benefits	917.0	1,102.0	1,102.0	–
Health Promotion
Time-Limited Investments in Infrastructure	47.8	345.1	345.1	–
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and Affordable Housing Stock	585.3	659.3	659.3	–
One-Time Assistance	–	–	1.0	1.0
Research and Innovation
One-Time Investments	5.0	–	–	–
Revenue
Harmonized Sales Tax Transitional Support	–	3,200.0	3,200.0	–
Training, Colleges and Universities
Time-Limited Investments	553.5	957.7	957.7	–
Transportation
One-Time Transit and Infrastructure Investments	189.7	–	–	–
Total Other Expense	10,229.3	12,767.0	12,767.0	–
1 Numbers reflect PSAB pension expense. Ontario's matching contributions to the plan grow to $1,245 million in 2009–10 and $1,307 million in 2010–11.
2 Reflects the estimated fiscal impact of Ontario's $4.8 billion in support to the automotive industry.
Note: Numbers may not add due to rounding.

2010–11 Infrastructure Expenditures

($ Millions)		2010–11 Current Outlook
Sector	Total Infrastructure Expenditures 2009–10 Interim	Investment in Capital Assets	Transfers and Other Infrastructure Expenditures1	Total Infrastructure Expenditures
Transportation
Transit	1,941	1,381	355	1,735
Highway Expansion / High Occupancy Vehicle Lanes	873	1,018	–	1,018
Highway and Bridge Rehabilitation	922	1,017	–	1,017
Other Transportation2	773	1,022	117	1,139
Health
Hospitals	2,306	2,065	10	2,075
Other Health	299	311	143	454
Education – School Boards	1,731	1,657	–	1,657
Postsecondary
Colleges	146	146	–	146
Universities	83	–	98	98
Water / Environment	505	41	306	348
Municipal and Local Infrastructure	464	34	493	527
Justice	271	641	29	670
Other	760	697	384	1,082
Short-Term Stimulus Investments	1,627	697	3,679	4,376
Subtotal	12,702	10,728	5,614	16,342
Less: Other Partner Funding3	514	464	–	464
Total Excluding Partner Funding	12,188	10,264	5,614	15,878
Less: Flow-Throughs4	1,120	487	2,179	2,666
Total Provincial Expenditure5	11,068	9,776	3,435	13,212
1 Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs. These expenditures are included in the Province’s total expense.
2 Other Transportation includes planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., municipal/ local roads, remote airports).
3 Third-party contributions to capital investment in the consolidated sectors (schools, colleges and hospitals).
4 Mostly federal government transfers for capital investments.
5 Total Provincial Infrastructure Expenditure includes Investment in Capital Assets of $8.5 billion for 2009–10.
Note: Numbers may not add due to rounding.

Ontario’s 2010–11 Financing Program

Province and Ontario Electricity Financial Corporation ($ Millions)
	Interim 2009–10	2010–11
		Budget Plan	Current Outlook	In-Year Change
Deficit / (Surplus)	21,330	19,690	19,677	(14)
Investment in Capital Assets	8,515	9,776	9,776	–
Non-Cash Adjustments	(600)	(1,700)	(1,700)	–
Net Loans / Investments	1,253	1,900	1,900	–
Debt Maturities	14,593	15,573	15,579	6
Debt Redemptions	364	367	367	–
Total Funding Requirement	45,455	45,608	45,600	(8)
Canada Pension Plan Borrowing	(1,087)	(800)	(800)	–
Decrease / (Increase) in Short-Term Borrowing	(6,038)	(1,600)	(1,600)	–
Increase / (Decrease) in Cash and Cash Equivalents	5,478	(3,478)	(3,470)	8
Total Long-Term Public Borrowing Requirement	43,809	39,730	39,730	–
Note: Numbers may not add due to rounding.

Borrowing Program Status (as at June 30, 2010) ($ Billions)
	Completed	Remaining	Total
Province	13.9	25.1	39.0
Ontario Electricity Financial Corporation	0.1	0.6	0.7
Total	14.0	25.7	39.7

♦	Long-Term Public Borrowing completed as at June 30, 2010, totalled $14.0 billion as follows:

($ Billions)
Ontario Savings Bonds	1.1
Domestic Issues	5.2
Global/ US Dollar/ Other Issues	7.7
14.0

♦	The current long-term borrowing for 2010–11 is estimated at $39.7 billion, which is unchanged from the 2010 Budget forecast.

♦	The $6 million increase in Debt Maturities reflects the impact of foreign exchange rate movements on the Province’s debt.